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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                             NALCO CHEMICAL COMPANY
                           (Name of Subject Company)

                               ----------------

                             Nalco Chemical Company
                       (Name of Person Filing Statement)

                   Common Stock, par value $0.1875 per share
      Series B ESOP Convertible Preferred Stock, par value $1.00 per share
                        (Title of Classes of Securities)

                            Common Stock--629853102
                Series B ESOP Convertible Preferred Stock--None
                     (CUSIP Number of Class of Securities)

                               ----------------

                                William E. Parry
                       Vice President and General Counsel
                             Nalco Chemical Company
               One Nalco Center, Naperville, Illinois 60563-1198
                                 (630) 305-2837

          (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                               ----------------

                                With a copy to:

                            David W. Heleniak, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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Item 1. Security and Subject Company

  The name of the subject company is Nalco Chemical Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Nalco Center, Naperville, Illinois 60563-1198. The title of the classes of equity securities to which this Solicitation/Recommendation Statement Schedule 14D-9 relates are (i) the shares of common stock, par value $0.1875 per share, of the Company (the "Common Stock"), and (ii) the shares of Series B ESOP Convertible Preferred Stock, par value $1.00 per share, of the Company (the "ESOP Preferred Stock") (shares of Common Stock and shares of ESOP Preferred Stock are hereinafter collectively referred to as the "Shares").

Item 2. Tender Offer of the Bidder

  This Statement relates to a tender offer by H2O Acquisition Co., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated July 1, 1999, to purchase all the issued and outstanding shares of (i) Common Stock, for $53.00 per share of Common Stock (the "Per Common Share Amount"), and (ii) ESOP Preferred Stock, for $1,060.00 per share of ESOP Preferred Stock (the "Per Preferred Share Amount"), in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 27, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the satisfaction or, if permissible, waiver of the conditions to the Merger (as defined below), Purchaser shall be merged with and into the Company (the "Merger"), the separate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Parent.

  The Merger Agreement, a copy of which is filed as Exhibit 1 to this Statement, is summarized in Item 3 of this Statement and in Item 11 of the Offer to Purchase and is incorporated herein by reference.

  According to the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 1, rue d'Astorg, 75008 Paris, France.

Item 3. Identity and Background

  The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

 (i) General

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement set forth on Annex I hereto, the information in which is incorporated herein by reference in its entirety. Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent or Purchaser and their respective executive officers, directors or affiliates.

 (ii) Certain Executive Compensation and other Employee-Related Matters in Connection with the Merger

  Stock Option Plans. Pursuant to the Merger Agreement, each option to purchase shares of Common Stock (an "Option") pursuant to the Company's Non-Employee Directors' Stock Option Plan, Employee Stock Compensation Plan, 1990 Stock Option Plan and 1982 Stock Option Plan or any stock option agreement to which

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the Company is a party (the "Company Stock Option Plans") that is outstanding immediately prior to the acceptance of the Shares by the Purchaser pursuant to the Offer will become fully exercisable and vested, whether or not previously exercisable or vested, as of the time of such acceptance. With respect to each Option, the holder thereof will be entitled to receive from the Company, at the time payment is made for the Shares tendered pursuant to the Offer, an amount in cash equal to (i) the difference between the Per Common Share Amount (the "Merger Consideration") over the per share exercise price of such Option, multiplied by the number of shares of Common Stock to which such Option remains unexercised, (ii) less any income or employment tax withholding required by law. Immediately prior to the consummation of the Merger (the "Effective Time"), the Company will terminate the Company Stock Option Plans and any other plans or arrangements that provide for the grant or issuance of any interest in respect of the capital stock of the Company or any of its subsidiaries.

  Key Executive Agreements. The Company has previously entered into a key executive agreement (each, a "Key Agreement") with its Chief Executive Officer and each of its other executive officers. According to the terms of the Key Agreements, the Company has agreed to continue the employment of each executive for a period of three years (the "Employment Period") following a change in control of the Company (such employment to be in the same capacity in which the executive was previously employed immediately prior to such change in control). The Key Agreements provide that, during the Employment Period, each executive will (i) receive compensation that is comparable to the compensation the executive received prior to the change in control of the Company, and (ii) remain eligible for bonuses, incentive compensation and other benefits which are at least comparable to what the executive was receiving prior to the change in control. In the event of any of the following after a change in control (a) a termination of the executive's employment for any reason other than "cause" (defined as a willful and material breach of the Key Agreements), (b) the executive's death or disability, (c) the resignation by the executive of his employment following a significant change in the nature or scope of his or her duties, (d) a reduction in his or her compensation, (e) a breach of the Key Agreements by the Company, or (f) a resignation of the executive for any reason, within 90 days following the first anniversary of the change in control (any of (a) through (f), a "Termination"), the executive will be paid an aggregate lump sum amount equal to anticipated salary, bonuses and incentives for the remainder of the Employment Period, and will be entitled to benefits that would have accrued to the executive during such period (including those under profit sharing, ESOP, pension, stock option and long term incentive arrangements and welfare and insurance plans).

  The Key Agreements also contain covenants that prohibit the executives from competing against the Company or from divulging confidential information during the Employment Period, provided that the non-competition covenant will not apply in the event of a Termination of the executive. The Key Agreements provide for a full golden parachute excise tax gross-up by the Company.

  The Company will pay any expenses associated with the enforcement by an executive of his or her rights under a Key Agreement, and the Company has agreed to secure its obligations under such agreements by an irrevocable letter of credit for the benefit of the executives. In December 1997, the Board approved a new form of Key Executive Agreement (each, a "New Key Agreement") that was offered to officers whose election was effective after December 31, 1997. The New Key Agreements only become effective if an officer terminates his or her employment during a specified three month period within one year following a change of control of the Company. The New Key Agreements also provide that anticipated salary increases and long-term incentive grants will not be used in the calculation of any lump sum payment amount that may be paid to an executive as a result of the termination of the executive's employment.

  Management Incentive Plan. With respect to the payment of bonuses under the Company's Management Incentive Plan (the "MIP") for the fiscal year ending December 31, 1999 (the "1999 Fiscal Year"), the Company will pay a bonus to participants in the MIP whose employment is terminated by the Parent, the Company or any of its subsidiaries without cause on or after the Effective Time and prior to January 1, 2000. Any such bonus will be equal to the pro rata portion of the bonus such participant would have earned under the MIP for the 1999 Fiscal Year had the participant remained employed through the end of the 1999 Fiscal Year. Any such payment will be made following the end of the 1999 Fiscal Year, at the same time as the payment

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would have been made had such person remained employed by the Company.
However, the Merger Agreement provides that any person covered by a Key Agreement which remains in effect on the date of such person's termination of employment (without cause) will receive the payment provided under the Key Agreement with respect to any bonus under the MIP in lieu of the pro rata payment described above.

  Restricted Stock Unit and Performance Awards. According to the terms of the Merger Agreement, prior to the acceptance of the Shares by the Purchaser pursuant to the Offer, each restricted stock unit award under the Company's 1984 Restricted Stock Plan or the Company's Employee Stock Corporate Plan and each performance award assigned in 1995 under the Company's Performance Share Plan (collectively, the "Current Stock Awards") will become immediately and fully payable or distributable. At the Effective Time, each holder of a Current Stock Award will be paid a cash payment in an amount equal to the product of (i) the Merger Consideration (as defined below), and (ii) the number of shares of Common Stock subject to such Current Stock Award, less any income or employment withholding tax required by law.

  Each performance award assigned in the 1997 to 1999 performance cycle or the 1998 to 2000 performance cycle under the Company's Performance Share Plan (collectively, the "Deferred Performance Awards") will be awarded assuming a performance level of 100% of the target award and will vest and become payable on the following date (the "Vesting Date"): (i) on the third anniversary of the Effective Time, provided the executive to whom such award was made has been continuously employed by the Company or one of its affiliates from the Effective Time until such date, or (ii) upon the death or disability or retirement of the executive, the termination of the executive's employment by the Company or one of its affiliates without cause or the termination by the executive of his or her employment with the Company or one of its affiliates for "good reason," provided such death, disability, retirement or termination occurs on or after the Effective Time and prior to the third anniversary of the Effective Time. "Good Reason" means (a) any termination of the employment of the executive or any resignation of the executive's employment following a reduction in his or her base salary in effect on the Effective Time or following the Company's material breach of its duty to provide benefits or (b) any other termination of employment of an executive that is approved by the Company. On the Vesting Date, each holder of a Deferred Performance Award will be paid a cash payment in an amount equal to the product of (x) the Merger Consideration, and (y) the number of shares of Common Stock subject to such Deferred Performance Award.

  At the Effective Time, each restricted stock unit award under the SAP letter agreements will be converted into a right to receive cash equal to the product of (i) the Merger Consideration, and (ii) the number of shares of Common Stock subject to such restricted stock unit award. This cash amount will be paid out pursuant to the terms of the SAP letter agreement, to the extent that, and at the same time as, such restricted stock unit would otherwise, in the absence of the transactions contemplated by the Merger Agreement, have been vested and paid out.

  Deferred Compensation Plans. Pursuant to the Merger Agreement, prior to the acceptance of the Shares by Purchaser pursuant to the Offer, all stock units, share units or stock equivalent units held under the Company's deferred compensation plan for directors (the "Company Deferred Compensation Plans") (each a "Company Stock Unit") will be converted into an obligation to pay cash with a value equal to the product of (i) the Merger Consideration, and (ii) the number of shares of Common Stock subject to such Company Stock Unit. With respect to the obligation to pay cash in respect of the conversion of Company Stock Units under the Company Deferred Compensation Plans, the obligation will be payable or distributable in accordance with the terms of the plan or arrangement relating to the Company Stock Unit.

  Continuation of Benefits. For a period of one year following the Effective Time, Parent, the Company and its subsidiaries will maintain the employee benefit plans and programs of the Company and its subsidiaries for active and retired employees and former directors of the Company and its subsidiaries as in effect immediately prior to the Effective Time. However, Parent, the Company and its subsidiaries are not required to continue the Company's Supplemental Management Incentive Plan, Performance Share Plan, the Company Stock Option Plans, 1984 Restricted Stock Plan, Employee Stock Ownership Plan, Common Stock investment option

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contained in the Profit Sharing, Investment and Pay Deferral Plan, or any
other plan providing for compensation based on the value of stock of Parent, the Company or any of its subsidiaries, or to provide any other incentive plan in lieu thereof. Parent, the Company and its subsidiaries will, however, give consideration to providing a reasonable level of based compensation.

  Employment Agreements. In connection with the Merger Agreement, Degremont S.
A. ("Degremont"), a wholly owned subsidiary of Parent, Purchaser and each of Messrs. George M. Brannon, III, William E. Buchholz, John T. Burns, Michael E. Kahler, James F. Lambe, Edward J. Mooney, Stephen D. Newlin, William J. Roe, and W. Steven Weeber (each an "Executive") entered into a letter agreement (each, an "Employment Letter") relating to the terms of their employment following the consummation of the Merger. The Employment Letters contain identical terms, except as noted below. The Employment Letters provide for the Company to offer each Executive employment with the Company, and each Executive to accept such employment on the terms and conditions described below. The offer of employment is conditioned upon the completion of the Merger and shall become effective at the Effective Time. The parties have agreed to enter into definitive employment agreements, and it is anticipated that such agreements will be between each Executive and the Company.

  Each Employment Letter: (i) provides a three year employment period, with an automatic one-year evergreen renewal after the initial three year period and a six-month notice provision for non-renewal; and (ii) includes a retention payment ("Retention Payment") equal to two times the Executive's salary plus a regular target bonus (as of June 22, 1999) payable in cash, if the Executive is employed by the Company for three years from the date of the change of control.

  Each of the Employment Letters provides for various severance payments, depending on the circumstances under which an Executive's employment is terminated. Executives will receive higher severance payments if their employment is terminated "without cause" by the Company or for "good reason" by the Executive. Each Employment Letter also provides for a full golden parachute excise tax gross-up (excluding the Retention Payment) for future changes in control, but only in the event of the Executive's termination "without cause" by the Company or resignation for "good reason" by the Executive.

  Each Employment Letter also includes a provision for (i) non-competition with the Company and non-solicitation of customers and employees during employment and for two years thereafter, and (ii) a perpetual covenant for non-disclosure, non-disparagement and availability for litigation support.

  Each Employment Letter also provides for a settlement of existing Key Agreements with each Executive through: (i) a payment of three times the sum of the Executive's current base salary and regular management incentive program ("MIP") bonus, to be paid at the Effective Time, (ii) three times the Executive's supplemental MIP bonus and, in addition, the outstanding 1997 and 1998 Performance Share Awards to be paid at the end of three years, with interest, if the Executive is still employed by the Company or in the event of the Executive's prior death, disability, or termination by the Company "without cause" or by the Executive for "good reason" or retirement on or after age 62, assuming in each case, a performance level of 100% of the target award; and (iii) payments of outstanding restricted stock awards, including the outstanding Performance Share Plan awards, stock options, and payment to be paid at the Effective Time with respect to the change in control payments (except for the Retention Bonus) made by reason of the Merger Agreement.

 (iii) Indemnification under Delaware Law, the Company's Restated Certificate of Incorporation and By-Laws and the Merger Agreement

  The Company is a Delaware Corporation. Reference is made to Section 145 of the Delaware General Corporation Law ("Delaware Law"), which provides that a corporation may indemnify any person who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of

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another corporation or enterprise. The indemnity may include expenses
(including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without approval from the Delaware Court of Chancery if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses that such officer or director actually and reasonably incurred. Article Sixth of the Restated Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company in certain circumstances similar to those listed under Section 145 of Delaware Law.

  Reference is also made to Section 102(b)(7) of Delaware Law, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article Ninth of the Restated Certificate of Incorporation of the Company (the "Restated Certificate of Incorporation") provides that, except under certain circumstances (identical to those listed under Section 102(b)(7) of Delaware Law described above), directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

  The Merger Agreement provides that, prior to the Effective Time, the Company will, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer or employee of the Company and its Subsidiaries (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), arising out of or pertaining to any action or omission in their capacity as an officer, director or employee whether occurring before or after the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), for a period of six years after the date of the Agreement. In the event of any such claim, (i) the Company or the Surviving Corporation, as the case may be, shall pay as incurred, each Indemnified Party's legal and other expenses (including costs of investigation and preparation), including the fees and expenses of counsel selected by the Indemnified Party, promptly after statements therefor are received, and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation will be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); and provided, further, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect to such claims will continue until the disposition of such claim. The parties intend, to the extent not prohibited by applicable law, that this indemnification will apply without limitation to negligent acts or omissions of any Indemnified Party. The Company or the Surviving Corporation also have agreed to pay all expenses, including counsel fees and expenses, that any Indemnified Party may incur in enforcing the indemnity and other obligations provided for above.

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  The Merger Agreement provides that in the event the Company, the Surviving
Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company, the Surviving Corporation or Parent, as the case may be, shall assume the obligations of the indemnification set forth in the Merger Agreement.

  The indemnification in the Merger Agreement is intended to benefit the Indemnified Parties and their respective heirs, executors and personal representatives, may be enforced by them and shall be binding on the successors and assigns of Parent, the Company and the Surviving Corporation. The Merger Agreement provides that its indemnification provisions will not limit or otherwise adversely affect any rights an Indemnified Party may have under any agreement with the Company or any subsidiary, or the Company's or any subsidiary's incorporating documents or by-laws.

  The Merger Agreement further provides that the Certificate of Incorporation and By-Laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the Restated Certificate of Incorporation and By-Laws of the Company, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modifications are required by law.

  The Merger Agreement also provides that the Surviving Corporation will maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that Parent and the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time. Notwithstanding the foregoing, in no event will Parent or the Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance; provided, however, that, in the event of an expiration, termination or cancellation of such current policies, Parent or the Surviving Corporation will be required to obtain as much coverage as is possible under substantially similar policies for such 200% amount.

  All information contained in this Statement or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to any of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

 (iv) The Merger Agreement

  The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed hereto as Exhibit 1 and is incorporated herein by reference. The Merger Agreement is also summarized in Item 11 of the Offer to Purchase. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that the obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Common Stock and any ESOP Preferred Stock tendered pursuant to the Offer shall be subject to only those conditions set forth therein. Purchaser expressly reserves the right to waive any such conditions, to increase the Offer Price and to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Parent and Purchaser will not (i) waive the Minimum Condition, (ii) decrease the Offer Price, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or add to the conditions to the Offer, (v) extend the Offer, (vi) change the form of consideration payable in the Offer, or

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(vii) amend, add to or waive any other term of the Offer in any manner which would be adverse to the Company or the Holders. Notwithstanding the foregoing, Purchaser may, without the consent of the Company, extend the Offer: (i) if, on the scheduled expiration date of the Offer any of the conditions to Purchaser's obligation to accept for payment and pay for the Shares have not been satisfied or waived, until the fifth business day after the day Purchaser reasonably believes to be the earliest date on which such conditions will be satisfied; (ii) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; or (iii) from time to time, for an aggregate period of not more than 10 business days (for all such extensions) beyond the latest expiration date that would be permitted under the foregoing clauses (i) and (ii). In addition, if, on the scheduled expiration date of the Offer, (i) the Regulatory Condition has not been satisfied or waived or (ii) a temporary restraining order prohibiting the purchase of the Shares shall have been issued by a court of competent jurisdiction in any country in which the Company or its Subsidiaries have operations material to the Company and its Subsidiaries, taken as a whole, Purchaser shall extend the Offer from time to time until five business days after the satisfaction or waiver of the Regulatory Condition or the lifting of such temporary restraining order, subject to the right of Parent, Purchaser or the Company to terminate the Merger Agreement pursuant to the terms thereof. The Offer Price shall be net to the Holder in cash, upon the terms and subject to the conditions of the Offer. Subject to the conditions of the Offer, Purchaser shall, and Parent shall cause Purchaser to, pay, as promptly as practicable after expiration of the Offer, for all Shares which are validly tendered and not withdrawn.

  Pursuant to the terms of the Merger Agreement, the Company has approved of and consented to the Offer and has represented that (a) its Board of Directors, at a meeting duly called and held on June 27, 1999, has duly adopted resolutions that (i) determined that the Merger is advisable and that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to and in the best interests of the Holders,
(ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, (iii) recommended the acceptance of the Offer, the approval of the Merger and the approval and adoption of the Merger Agreement by the stockholders of the Company and (iv) approved the taking of all other applicable action necessary to render Section 203 of the DGCL and other state takeover statutes and the Rights Agreement inapplicable to the Offer and the Merger; and (b) Goldman Sachs has delivered to the Board of Directors of the Company its opinion as of the date of the Merger Agreement (subsequently confirmed in writing) that the consideration to be received by the Holders of shares of Common Stock pursuant to each of the Offer and the Merger is fair to such Holders of shares of Common Stock from a financial point of view.

  The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with the DGCL, Purchaser shall be merged with and into the Company on the date the Merger Agreement or a certificate of merger or a certificate of ownership and merger (in either case, the "Certificate of Merger") is filed with the Secretary of State of Delaware. The filing of the Certificate of Merger shall be made as promptly as practicable after the consummation of the Offer and the satisfaction or, if permissible, waiver of the other conditions to the Merger. Following the Merger, the separate corporate existence of Purchaser shall thereupon cease and the Company shall continue as the surviving corporation of the Merger and shall continue its corporate existence as a Subsidiary of Parent and shall continue to be governed by the laws of the State of Delaware.

  At the Effective Time, by virtue of the Merger and without any action by Parent, Purchaser, the Company or the holders thereof, (a) each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Common Stock held by any wholly owned subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly by Parent, Purchaser or any direct or indirect subsidiary of Parent or the Company, which shares of Common Stock will be canceled without any conversion thereof and none of which shall receive any payment or distribution with respect thereto, and other than shares of Common Stock, if any, held by Holders who perfect their appraisal rights under the DGCL) will be canceled and converted automatically into the right to receive $53.00 in cash payable to the Holder thereof, without interest thereon (an amount equal to the price to be paid for each share of common stock pursuant to the Offer), and (b) each share of ESOP Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of ESOP Preferred Stock held by any wholly owned subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly by Parent, Purchaser or any direct or indirect subsidiary of Parent or the Company, which shares of ESOP Preferred Stock will be canceled without any conversion thereof and none of which shall receive any payment or distribution with respect thereto and other than shares of ESOP Preferred Stock, if any, held by Holders who perfect their appraisal rights under the DGCL) shall be canceled and shall be converted automatically into the right to receive $1,060.00 payable, without interest, to the holder of such share of ESOP Preferred Stock (an amount equal to the price to be paid for each share of ESOP Preferred Stock in the Offer). In addition, at the Effective Time, each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into, and exchanged for, one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Item 4. The Solicitation or Recommendation

(a) Recommendation of the Board of Directors

  The Board of Directors of the Company (the "Board") held a special meeting on June 27, 1999 to consider the Merger Agreement and the transactions contemplated thereby. At the meeting, the Board unanimously (one director not being present) (i) determined that the Merger is advisable and that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the holders of Shares,
(ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, and (iii) recommended that the holders of Shares accept the Offer, approve the Merger and approve and adopt the Merger Agreement and the transactions contemplated thereby.

  The Board recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

  Copies of a letter to the holders of Shares and a press release communicating such approval and recommendation are filed as Exhibits 2 and 3, respectively, to this Statement and are incorporated herein by reference.

(b) Background of the Merger and the Offer; Reasons for the Recommendation

 (i) Background of the Merger and the Offer

  The Company undertook an exploration of its strategic alternatives beginning in the first quarter of 1999. During meetings from March 23 to April 5, 1999, Goldman, Sachs & Co. ("Goldman"), the Company's financial advisor, presented the Company's management with a description of strategic alternatives and a list of various entities that it considered to be potentially suitable strategic partners.

  On April 5, 1999, representatives of Goldman and the Company met to consider further the list of potential strategic partners in greater detail. At this meeting, Goldman and the Company identified a select group of companies that they considered suitable candidates for initial contact.

  On April 9, 1999, a Goldman representative contacted Mr. Christian Maurin, the Chairman of Degremont, and advised him that the Company was in the process of considering various strategic options that could ultimately include a role for Degremont. As a result, representatives of the Company and Degremont participated in a meeting the following week. This meeting was held in Paris and attended by, among others, Mr. W. Steven Weeber, Vice Chairman and Executive Vice President of the Company, Mr. Maurin, Mr. Pascal Remy, Executive Vice President of Degremont, Mr. Charles Dupont, Chief Executive Officer of Degremont, and representatives of Goldman. At the meeting, the Company advised it was still in the process of considering various strategic options, including a possible sale of the Company. The parties also discussed Degremont's potential suitability as a strategic partner with the Company.

  Degremont entered into a confidentiality agreement, dated as of April 13, 1999, with the Company and was subsequently provided with background information relating to the Company and its operations.

  Between the dates of April 6 and April 26, 1999, the Company directly, and through Goldman, contacted six other entities that were considered as potentially suitable strategic partners. Each of these six entities was advised of the fact that the Company was considering various strategic options. As a result of this initial contact, five of the six entities approached by the Company and Goldman expressed a desire to consider further a possible transaction with the Company. Two of these five entities entered into confidentiality agreements with the Company, which agreements included standstill provisions, and were permitted an opportunity to review background information relating to the Company and its affiliates. Discussions with these entities did not produce any firm proposals to acquire the Company.

  On April 21, 1999, senior representatives of each of Degremont, Parent and the Company met in Chicago, Illinois. The meeting was attended by, among others, Mr. Edward J. Mooney, Chairman and Chief Executive Officer of the Company, and Goldman representatives. The Company and Goldman representatives answered questions raised by the representatives of Parent, Degremont and J.
P. Morgan ("Morgan"), Parent's and Degremont's financial advisor.

  On April 27, 1999, Mr. Maurin sent a letter to Mr. Mooney advising the Company of Degremont's interest in acquiring the Company in a cash transaction. At its regularly scheduled meeting of April 28, 1999, the Company's Board of Directors was advised of (i) Degremont's interest in acquiring the Company and (ii) developments relating to the various other entities with whom confidentiality agreements had been signed.

  On May 2, 1999, Goldman sent a letter to Degremont requesting that Degremont indicate an approximate purchase price at which it would be willing to acquire the Company. On May 10, 1999, Degremont provided the Company with a preliminary non-binding proposal in which it (i) reiterated its interest in acquiring the Company and (ii) indicated a potential purchase price in the range of $43.00-$49.00 per share of Common Stock. The Company was advised that the preliminary proposal was subject to Degremont's due diligence review of the Company. During the evening of May 10, a representative of Goldman advised Mr. Maurin and Mr. Remy that there would be no further discussions if the proposed purchase price remained in that range ($43.00-$49.00).

  On May 12, 1999, Mr. Maurin and Mr. Mooney participated in a telephone conversation during which they agreed to meet to discuss a possible transaction between the parties. On May 17 and May 18, 1999, senior representatives of Degremont, Parent and the Company participated in meetings in Paris. At these meetings, the participants discussed various issues relating to a possible transaction among the parties, including potential synergies between the companies.

  On May 25, 1999, Degremont sent a further non-binding proposal relating to a potential cash acquisition of the Company at a purchase price of $52.00 per share of Common Stock. This offer represented a premium of 53% over the Company's then-current market price and a premium of 66% over the Company's three-month weighted average market price. Shortly thereafter, Mr. Mooney and Mr. Maurin had a telephone conversation during which Mr. Mooney advised Mr. Maurin that the Company's Board of Directors would be meeting on June 5, 1999 to consider, among other things, Degremont's non-binding proposal to acquire the Company and the status of discussions with other entities.

  Following the Company's Board meeting, Mr. Mooney had a telephone conversation with Mr. Maurin on June 7, 1999 during which he advised Mr. Maurin that, although the Company's Board appreciated Degremont's most recent offer and considered it to be a serious proposal, the purchase price remained insufficient.

  On June 9, 1999, Mr. Maurin and Mr. Mooney had a further telephone conversation during which they reached an agreement, subject to the favorable negotiation of a definitive merger agreement, whereby Degremont indicated it would acquire the Company for a purchase price of $54.00 per share of Common Stock, provided it was given certain assurances relating to exclusivity in negotiations with the Company.

  From June 11, 1999, legal, financial and accounting representatives of Parent continued the due diligence review of the Company until a definitive merger agreement was reached.

  Beginning on June 16, 1999 through June 18, 1999, representatives of Parent, Degremont and the Company met in New York City to discuss and negotiate the proposed acquisition of the Company.

  On June 17, 1999, the Company's Board met to discuss the status of discussions. Following the Company's Board meeting, representatives of Parent and Degremont participated in a meeting with Mr. Mooney, Mr. Weeber, Mr. Stephen D. Newlin, President of the Company, Mr. William E. Buchholz, Senior Vice President and Chief Financial Officer of the Company, and Mr. James F. Lambe, Senior Vice President for Human Resources of the Company, during which the parties considered the potential terms of the continued employment of the Company's officers with the Company following the proposed acquisition of the Company by Parent. Subsequently, four additional officers participated in similar discussions.

  On June 24, 1999, following a significant increase in the trading volume and price of the Company's Common Stock, the Company issued a press release announcing that it was engaged in discussions regarding a possible business combination. Later that same day, members of the senior management of Parent, Degremont and the Company met in New York City to discuss further ongoing issues raised during the due diligence review. During these discussions, Parent indicated it wished to renegotiate the purchase price. Later that afternoon, the Company's Board was advised of this development and about issues raised by Parent with respect to the proposed merger agreement.

  On June 25, 1999, the parties continued to negotiate the proposed purchase price and other terms of the proposed merger agreement relating to the conditions to the Offer, termination rights and payment of fees and expenses. Agreement was reached, subject to final negotiation of the definitive agreement, that Parent would agree to acquire the Company for a purchase price of $53.00 per share of Common Stock and $1060.00 per share of ESOP Preferred Stock.

  The legal representatives of Parent and the Company continued to negotiate the terms of the proposed merger agreement throughout June 26 and June 27, 1999.

  At a meeting held on June 27, 1999, the Company's Board of Directors approved Parent's offer to acquire the Company for a purchase price of $53.00 per share of Common Stock and $1060.00 per share of ESOP Preferred Stock, the Merger and the Merger Agreement. Later that same evening, the Merger Agreement was executed by Parent, Purchaser and the Company.

 (ii) Reasons for the Board's Recommendation

  In approving the Merger Agreement and the transactions contemplated thereby, and recommending that holders of Shares accept the Offer and tender their shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

    (1) The financial condition and results of operations of the Company, as well as the projected financial results, prospects and strategic objectives of the Company, taking into consideration the risks involved in achieving those results, prospects and objectives in the Company's industry. The members of the Board were knowledgeable about the Company's affairs, including the present and possible future economic and competitive environment in which the Company operates its business. The Board viewed as supportive that the transaction offered a substantial premium over current and historic trading prices for shares of Common Stock, and that the achievement of comparable values through growth of the Company's business could not be achieved with certainty in the near term.

    (2) Historical market prices and trading information with respect to the Common Stock, including: the fact that the $53.00 per share of Common Stock to be received by the Company's stockholders in both the Offer and Merger represents a substantial premium of 24% over the closing market price of $42.50 per share of Common Stock on June 25, 1999 (the last trading day prior to the Board's approval of the transaction referred to in paragraph
  (a) of this Item 4) and of 42% over the closing market price of $37.25 per share of Common Stock on June 23, 1999 (the last trading day prior to the Company's public announcement that it was engaged in business combination discussions); and the fact that the $53.00 per share of Common Stock to be received by the Company's stockholders in both the Offer and Merger represents a premium of 24% over the ten-year high market price per share of Common Stock. An analysis of premiums paid in comparable transactions supported the Board's recommendations.

    (3) Developments within the speciality chemicals industry, including the trend towards consolidation within the industry which has resulted in competitors that are significantly larger and have greater financial resources than the Company, which indicated to the Board the challenges facing the Company in remaining competitive in a consolidating industry.

    (4) The Board's view, after consultation with management and Goldman and considering the process, regarding the likelihood of the existence of other buyers on terms as favorable as those in the Offer and the Merger. The Board determined that, based on the terms contained in the Offer and the Merger, including the Offer Price, it was unlikely that the stockholders of the Company would be extended a comparable offer on as favorable terms.

    (5) Presentations to the Board by Goldman and the oral opinion of Goldman (subsequently confirmed in writing) that, as of June 27, 1999, the $53.00 per share of Common Stock in cash to be received by the holders of shares of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders. The full text of the written opinion of Goldman, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Exhibit 4 to this Statement and is incorporated herein by reference. THE HOLDERS OF SHARES ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

    (6) The availability of appraisal rights under Section 262 of Delaware Law for dissenting stockholders.

    (7) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof. The Board viewed favorably that the Merger Agreement imposed limited conditions to the acceptance of Shares in the Offer and closing of the Merger and the limited termination rights under the Merger Agreement, thus making consummation of the transaction more likely than one in which the agreement imposes more significant conditions to the consummation or greater termination rights.

    (8) That the Board viewed each share of ESOP Preferred Stock as being financially equivalent to the twenty shares of Common Stock into which it can be converted. Further, the Board viewed the Offer and the Merger as according equivalent treatment to both the ESOP Preferred Stock and the Common Stock given that holders of ESOP Preferred Stock were entitled to receive $1060.00 per share of such stock pursuant to the Offer and the Merger, and that such amount reflected the fact that each share of ESOP Preferred Stock automatically converts into twenty shares of Common Stock upon a transfer of record ownership (i.e., $53.00 x 20 = $1,060.00).

    (9) The likelihood that the proposed acquisition would be consummated, including the likelihood of obtaining the regulatory approvals required pursuant to, and satisfying the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated.

    (10) That the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an unsolicited superior acquisition proposal and the conditions permitting such termination.

    (11) The recommendation of the Company's management with respect to the proposed transaction.

  The members of the Board evaluated the factors described above in view of their knowledge of the business and operations of the Company and their business judgment. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. On balance, the factors described above supported the Board's recommendation. The Board recognized that Purchaser, by virtue of the acquisition of the Shares pursuant to the Merger Agreement, will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. While consummation of the Offer would result in the remaining stockholders of the Company receiving a premium for their shares of Common Stock over the trading prices of such shares prior to the announcement of the Offer and the Merger, it would eliminate any opportunity for the stockholders of the Company other than Purchaser to participate in the potential future growth prospects of the Company. The Board, however, believed that the value of such potential future growth was reflected in the Offer price to be paid and also recognized that there can be no assurance of growth, if any, to be attained by the Company in the future.

Item 5. Persons Retained, Employed or to be Compensated

  Except as described below, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf concerning the Offer.

  Goldman has been retained by the Company to act as its financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement dated June 4, 1999 between the Company and Goldman, the Company has agreed to pay Goldman a cash fee of $23,000,000 for its services to the Company, $4 million of which became payable upon execution of the Merger Agreement and the balance of which is payable upon consummation of the Offer. The Company also has agreed to reimburse Goldman for its reasonable, out-of-pocket expenses, including reasonable fees and expenses of its counsel. The Company has further agreed to indemnify and hold harmless Goldman and each of its directors, officers, agents, employees and controlling persons against losses, claims, damages or liabilities (or actions or proceedings in respect thereof) related to or arising out of its rendering of services under its engagement as financial advisor, and will reimburse Goldman and each other person indemnified for all legal and other expenses as incurred in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding.

  Goldman has provided certain investment banking services to the Company and Parent from time to time for which they have received customary compensation including, with respect to Parent, acting as its financial advisor in connection with entering into an agreement to acquire Calgon Corporation, a subsidiary of Imetal S.A., announced on June 15, 1999. In the ordinary course of its business, Goldman and its affiliates may actively trade or hold securities of the Company and Parent for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Item 6. Recent Transactions and Intent with Respect to Securities

  (a) Except as set forth in the following sentences, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On June 3, 1999, Mr. G.M. Brannon, Group Vice President and President, Industrial Division of the Company, exercised options to purchase 3,700 shares of Common Stock at an exercise price of $20.15 per share. On June 14, 1999, Mr. J.T. Burns, Group Vice President and President, Pulp and Paper Division, exercised options to purchase 4,800 shares of Common Stock at an excercise price of $20.15 per share.

  (b) To the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all the Shares held of record or beneficially owned by such persons, subject to and consistent with applicable securities laws and any fiduciary obligations of such person.

Item 7. Certain Negotiations and Transactions by the Subject Company

  (a) Except as described in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in Items 3 or 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

Item 8. Additional Information to be Furnished

  The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

Item 9. Material to be Filed as Exhibits


 Exhibit No.
 -----------
 Exhibit 1   Agreement and Plan of Merger dated as of June 27, 1999 among
             Parent, Purchaser and the Company.
 Exhibit 2   Letter dated July 1, 1999, from the Chairman of the Board and
             Chief Executive Officer to the stockholders of the Company.*
 Exhibit 3   Press release issued by the Company dated June 28, 1999.
 Exhibit 4   Opinion of Goldman Sachs & Co dated June 28, 1999 (included as
             Annex II to this Statement).*
 Exhibit 5   Confidentiality Agreement dated April 13, 1999.
 Exhibit 6   Employment Letters and related Term Sheets.

--------
* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Nalco Chemical Company

                                              /s/ William E. Parry
                                          By: _________________________________
                                            Name: William E. Parry
                                            Title:Vice President and General
                                            Counsel

Dated: July 1, 1999

                                 EXHIBIT INDEX

  Exhibit
    No.
 ----------
  Exhibit 1 Agreement and Plan of Merger dated as of June 27, 1999 among
            Parent, Purchaser and the Company.

  Exhibit 2 Letter dated July 1, 1999, from the Chairman of the Board and Chief
            Executive Officer to the stockholders of the Company *
  Exhibit 3 Press release issued by the Company dated June 28, 1999.
  Exhibit 4 Opinion of Goldman Sachs & Co dated June 28, 1999 (included as
            Annex II to this Statement).*
  Exhibit 5 Confidentiality Agreement dated April 13, 1999.
  Exhibit 6 Employment Letters and related Term Sheets

--------
* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                                                        ANNEX I

                            NALCO CHEMICAL COMPANY
                               One Nalco Center
                        Naperville, Illinois 60563-1198

                               ----------------

                        INFORMATION STATEMENT PURSUANT
                      TO SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
          IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                      NO PROXIES ARE BEING SOLICITED AND
              YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                               ----------------

  This Information Statement, which is being mailed on or about July 1, 1999 to the holders of shares of the common stock, par value $0.1875 per share, (the "Common Stock") and of the Series B ESOP Convertible Preferred Stock, par value $1.00 per share (the "ESOP Preferred Stock") (shares of Common Stock and shares of ESOP Preferred Stock hereinafter collectively referred to as "Shares"), of Nalco Chemical Company, a Delaware corporation (the "Company"), is being furnished in connection with the designation by H2O Acquisition Co., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), of persons ("Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of June 27, 1999 (the "Merger Agreement") among the Company, Parent and Purchaser.

  Pursuant to the Merger Agreement, Purchaser is commencing a cash tender offer (the "Offer") on July 1, 1999 to purchase all of the issued and outstanding shares of Common Stock at a price of $53.00 per share (such amount, or any greater amount per share of Common Stock paid pursuant to the Offer being hereinafter referred as the "Per Common Share Amount") and all the issued and outstanding shares of the ESOP Preferred Stock at a price of $1060.00 per share, net to the seller in cash. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, July 30, 1999, unless extended. The Offer is subject to, among other things, the condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer at least such number of Shares which, when added to any shares of Common Stock already owned by Parent, shall constitute a majority of the then outstanding shares of Common Stock on a fully diluted basis (including, without limitation, all shares of Common Stock issuable upon the conversion of the ESOP Preferred Stock and any convertible securities or upon the exercise of any options, warrants or rights) (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as promptly as practicable after the consummation of the Offer and the satisfaction or, if permissible, waiver of the other conditions of the Merger. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of Parent or the Company, all of which will be canceled, and other than shares of Common Stock, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law), together with the associated right to purchase Company Series C Junior Participating Preferred Stock (the "Junior C Preferred Stock") pursuant to the Rights Agreement, dated as of June 20, 1996, between the Company and First Chicago Trust Company of New York (the "Rights Agreement"), will be canceled and will be converted into the right to receive the Per Common Share Amount in cash (the "Merger Consideration"). Each share of ESOP Preferred Stock issued and outstanding immediately prior to the Effective

Time (other than shares of ESOP Preferred Stock held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of Parent or the Company, all of which will be canceled) will be canceled and will be converted into the right to receive $1,060.00 in cash (which amount is equal to the product of the Merger Consideration multiplied by the number of shares of Common Stock into which such share of ESOP Preferred Stock will be convertible immediately prior to the Effective Time).

Right to Designate Directors; The Purchaser Designees

  The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of shares of Common Stock then outstanding. The Company will, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company shall use all reasonable efforts to cause persons designated by Purchaser to constitute the same percentage of each committee of the Board as persons designated by Purchaser to constitute the Board to the extent permitted by applicable law.

  Following the election or appointment of Purchaser Designees and prior to the Effective Time, any amendment to the Merger Agreement or the Restated Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company present at the meeting who are not designees of Purchaser or employees of the Company.

  The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public and reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase. The Company has been informed that Parent intends to finance the purchase of Shares in the Offer and the Merger through existing cash and marketable securities.

  No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

  The information contained in this Information Statement concerning Parent, Purchaser and Purchaser Designees, has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Purchaser and Parent are located at 1, rue d'Astorg, 75008 Paris, France.

                             SECURITY OWNERSHIP OF
                   CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

General

  The shares of Common Stock and ESOP Preferred Stock are the only classes of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote and each share of ESOP Preferred Stock is entitled to 20 votes. As of June 24, 1999, there were 66,263,894 shares of Common Stock outstanding and 353,908.409 shares of ESOP Preferred Stock outstanding. The Board currently consists of eleven members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

Security Ownership of Management

  The following table shows the number of shares of Common Stock and ESOP Preferred Stock owned beneficially (as defined by the SEC) by each director, director nominee and named executive officer (in each instance, amounting to less than 1% of the outstanding class) and by all present directors and executive officers as a group (2.68% of the outstanding shares of Common Stock and less than 1% of the outstanding shares of ESOP Preferred Stock) as of June 30, 1999, with sole voting and investment power unless otherwise indicated.

                                                                      Shares of
                                                            Shares of   ESOP
                                                             Common   Preferred
           Name                                               Stock     Stock
           ----                                             --------- ---------
      J. L. Ballesteros....................................    20,800      --
      G. M. Brannon........................................   115,163     161
      W. E. Buchholz.......................................   129,763      99
      H. M. Dean...........................................    38,081      --
      J. P. Frazee, Jr.....................................    43,465      --
      A. L. Kelly..........................................    37,747      --
      B. S. Kelly..........................................     8,800      --
      F. A. Krehbiel.......................................    44,831      --
      E. J. Mooney.........................................   663,309     252
      S. D. Newlin.........................................   164,451     179
      S. A. Penrose........................................    10,491      --
      J. J. Shea...........................................    29,831      --
      W. S. Weeber.........................................   247,135     252
      All Directors and Executive Officers as a Group...... 1,775,207   1,359

Security Ownership of Certain Owners

  Based on Schedule 13G filings received, the following companies are the only persons known to the Company that own beneficially more than 5% of any class of its voting securities.

                                  Name and Address of       Amount and Nature of Percent
   Title of Class                   Beneficial Owner        Beneficial Ownership of Class
   --------------            ------------------------------ -------------------- --------
   Shares of Common Stock..  FMR Corp.                           8,235,029(1)     12.57%
                             82 Devonshire Street
                             Boston, MA 02109
   Shares of Common Stock..  Sanford C. Bernstein Co., Inc.      7,908,922(2)      12.1%
                             767 Fifth Avenue
                             New York, NY 10153
   Shares of Common Stock..  Dodge & Cox                         3,479,140(3)       5.3%
                             One Sansome St., 35th Fl.
                             San Francisco, CA 94104

--------
(1) Fidelity Management and Research Company ("Fidelity"), a wholly owned subsidiary of FMR Corp., beneficially owns 7,235,100 of these shares (11.046%). Edward C. Johnson 3rd, Chairman, of FMR Corp., through its control of Fidelity and the Fidelity Funds, each reports sole power to dispose of 7,235,100 shares. Voting power over these shares resides with the Funds' Boards of Trustees. Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., beneficially owns 999,929 shares or 1.526%. Mr. Johnson and FMR Corp., through its control of Fidelity Management Trust Company, each report sole dispositive power over 999,929 shares, sole power to vote or direct the voting of 914,429 shares and no power to vote or direct the voting of 85,500 shares. Members of Mr. Johnson's family and trusts for their benefit may be deemed to form a controlling group with respect to FMR Corp.
(2) Sanford C. Bernstein & Co., Inc. has sole voting power over 4,595,612 of these shares, shared voting power over 720,121 shares and sole dispostive power over 7,908,922 shares.
(3) Dodge & Cox has sole voting power over 3,080,952 of these shares, shared voting power over 39,900 shares and sole dispositive power over 3,479,140 shares.

                       DIRECTORS AND EXECUTIVE OFFICERS

Purchaser Designees

  Purchaser has informed the Company that each of Purchaser Designees listed below has consented to act as a director.

  None of Purchaser Designees is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

  It is expected that Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition and that, upon assuming office, Purchaser Designees will thereafter constitute at least a majority of the Board.

  Biographical information concerning each of Purchaser Designees, directors and executive officers is presented on the following pages.

Purchaser Designees

Name and Current                  Present Principal Occupation or Employment;
Business Address         Age  Material Positions Held During the Past Five Years
----------------         ---  --------------------------------------------------
Philippe Brongniart.....  60 Member of the Executive Board, Suez Lyonnaise des
                             Eaux (1997-present); Director, H2O Acquisition Co.
                             (1999-present); Executive Vice President, Lyonnaise
                             des Eaux (1993-1997).

Patrick Buffet..........  45 Executive Vice President, Suez Lyonnaise des Eaux
                             (1998-present); Director, H2O Acquisition Co. (1999-
                             present); Director of International Holdings,
                             Societe Generale de Belgique (1994-1998).
Christian Maurin........  52 Chairman and Chief Executive Officer, Degremont
                             (1999-present); Chairman and Chief Executive
                             Officer, Banque Indosuez (1996-1998); President, H2O
                             Acquisition Co. (1999-present); Chairman and Chief
                             Executive Officer, Banque Sofinco (1993-1996).

Current Directors and Executive Officers

  The directors and executive officers of the Company are:

     Name                       Age                  Position
     ----                       ---                  --------
     E. J. Mooney..............  57 Chairman of the Board and Chief Executive
                                    Officer
     S. D. Newlin..............  46 President
     W. S. Weeber..............  56 Vice Chairman and Executive Vice President
     J. J. Shea................  61 Director
     B. S. Kelly...............  54 Director
     H. M. Dean................  61 Director
     S. A. Penrose.............  53 Director
     J. L. Ballesteros.........  57 Director
     J. P. Frazee, Jr..........  54 Director
     A. L. Kelly...............  61 Director
     F. A. Krehbiel............  57 Director
     G. Pinzon.................  58 Group Vice President and President, Nalco
                                    Latin America
     G.M. Brannon..............  47 Group Vice President and President,
                                    Industrial Division
     J. T. Burns...............  51 Group Vice President and President, Pulp
                                    and Paper Division
     W. J. Roe.................  45 Group Vice President and President,
                                    Process and Pacific Divisions
     W.E. Buchholz.............  56 Senior Vice President and Chief Financial
                                    Officer

E. J. Mooney

  E. J. Mooney has been Chief Executive Officer of the Company and Chairman of the Board since 1994. He was President from 1990 to 1998. Mr. Mooney also serves on the Board of Directors of Northern Trust Corporation and its principal banking subsidiary, The Northern Trust Company, Morton International and FMC Corporation.

S. D. Newlin

  S. D. Newlin was elected President of the Company in December, 1998. He was Group Vice President, President, Specialty Division since January 1, 1998 and Group Vice President, President, Nalco Europe from 1994 through 1997.

W. S. Weeber

  W. S. Weeber was elected as Vice Chairman of the Company in December, 1998 and has been Executive Vice President, Operations Staff since 1993.

J. J. Shea

  J. J. Shea has served as President and Chief Executive Officer of Spiegel, Inc. (apparel, specialty retail and catalog sales) from 1985 until he retired in 1998. He was Vice Chairman from 1989 until his retirement. Mr. Shea also serves on the Board of Directors of Pulte Corp.

B. S. Kelly

  B. S. Kelly has been Corporate Vice President, Dow Corning Corporation, and President, Dow Corning U.S.A., since 1993 and President, Dow Corning America, since 1996. On May 15, 1995, Dow Corning U.S.A. voluntarily filed a petition in bankruptcy seeking protection under Chapter 11. The matter is still pending in the bankruptcy court.

H. M. Dean

  H. M. Dean has been Chairman of Dean Foods Company (a diversified food processor and distributor) since 1989. He became Chief Executive Officer in 1987. Mr. Dean also serves on the Board of Directors of Ball Corporation, Yellow Corporation and Dean Foods Company.

S. A. Penrose

  S. A. Penrose was elected President B Corporate and Institutional Services of Northern Trust Corporation (banking) effective February, 1998. She was Executive Vice President from 1993 to 1998 and Head of the Corporate and Institutional Services Business Unit since 1994. She was Senior Vice President (subsequently Executive Vice President) responsible for the Wealth Management Group as well as marketing and product development for the bank's Personal Financial Services from 1992 to 1994.

J. L. Ballesteros

  J. L. Ballesteros has been Chairman of the Executive Board of Grupo Mexicano de Desarrollo, S.A. de C.V. (a holding company), since 1975. From 1996 through August, 1997, he was Chairman, and from 1988 through August, 1997 President and Chief Executive Officer of Synkro, S.A. de C.V. (a holding company). He was Chairman from 1994 through August, 1997 of both Kayser Roth Corporation (U.S. based-hosiery) and Revision, S.A. (Argentina based hosiery company) and Chairman since 1992 through August, 1997 for Arcoplus, S.A. (Argentina based-hosiery). He was Chairman of the Board of Directors of Cia. Mexicana de Aviacion, S.A. from 1994 through 1996. Mr. Ballesteros also serves on the Board of Directors of Grupo Mexicano de Desarrollo, S.A. de C.V., Desc Sociedad de Fomento Industrial, S. A. de C.V., Afianzadora Lotonal, S.A. de C.V., Kativo Chemical Industries, S.A., Ixe Grupo Financiero S.A. and member of the Board of Trustees of Fondo de Investigacion y Cultura, A.C., Children's Museum of Mexico City, Casa Alianza, S.A. de C.V. and Casa de la Amistad para Ninos con Cancer, S.A. de C.V.

J. P. Frazee, Jr.

  J. P. Frazee, Jr., has been Chairman, President and Chief Executive Officer of Paging Network, Inc. (a telecommunications company) since August, 1997. He was President and Chief Operating Officer of Sprint Corporation (a diversified telecommunications company) from March 1993 to August, 1993. He was Chairman and Chief Executive Officer of Centel Corporation (a telecommunications firm) from 1987 to 1993. Mr. Frazee also serves on the Board of Directors of Dean Foods Company, Security Capital Group Incorporated, Paging Network, Inc. and Homestead Village, Inc.

A. L. Kelly

  A. L. Kelly has been the Managing Partner of KEL Enterprises L.P. (a holding and investment partnership) since 1982. Mr. Kelly also serves on the Board of Directors of Bayerische Motoren Werke (BMW) A.G., Deere & Company, Northern Trust Corporation and its principal banking subsidiary, The Northern Trust Company, Snap-on Incorporated, and Thyssen Industrie AG.

F. A. Krehbiel

  F. A. Krehbiel has been Chairman and Chief Executive Officer of Molenx Incorporated (a manufacturer and distributor of electrical and electronic devices) since 1993. Mr. Krehbiel also serves on the Board of Directors of Tellabs, Inc., Northern Trust Corporation and its principal banking subsidiary, The Northern Trust Company, Molex Incorporated and DeVry Inc.

G. Pinzon

  G. Pinzon has been Group Vice President, President, Nalco Latin America since February 1997. He had been Vice President, President, Nalco Latin America since 1994.

G. M. Brannon

  G. M. Brannon has been Group Vice President, President, Industrial Division since January 1, 1998. He had been Group Vice President, President, Nalco Pacific since February 1997. He was Vice President, President, Nalco Pacific from 1994 to 1997.

J. T. Burns

  J. T. Burns has been Group Vice President and President, Pulp and Paper Division since February 1999. He was Vice President, President, Pulp and Paper Division from December 1998 through January 1999. He had been Vice President, President, Pacific Division from January 1998 through December 1998. He was President of Nalco Canada from 1994 to 1998.

W. J. Roe

  W. J. Roe has been Group Vice President and President, Process and Pacific Divisions since February 1999. He had been Vice President, President, Process Division since January 1998 and then was also named President, Pacific Division in December 1998. He was General Manager of the Mining and Mineral Processing Chemicals Group from 1994 to 1998.

W. E. Buchholz

  W. E. Buchholz has been Senior Vice President and Chief Financial Officer since February 1997. He had been Vice President and Chief Financial Officer since 1993.

Meetings and Committees of the Board

  The Board held six regular and special meetings during the fiscal year ended December 31, 1998. Each director attended more than 75% of the meetings of the Board and Committees on which he/she served.

  The Executive Committee. The Executive Committee, composed of four directors, three of whom are non-employee directors, may exercise all of the authority of the Board except as provided by Delaware Law and the Company's By-laws and those powers reserved for other Committees of the Board. Present members are E. J. Mooney (Chairman), H. G. Bernthal, H. M. Dean, and J. P. Frazee, Jr. The Executive Committee did not meet in 1998.

  The Audit Committee. The Audit Committee, composed of six non-employee directors, is responsible for (i) reviewing the Company's accounting and auditing policies and practices, (ii) reviewing the appointment and discharge of independent accountants, (iii) reviewing the independence of the independent accountants, (iv) reviewing the scope and nature of the non-audit related services performed by the independent accountants and (v) reporting to and making recommendations to the Board with respect to the foregoing. The Audit Committee generally meets with management, the internal auditors and the independent accountants three times each year. The independent accountants and internal auditors have full and free access to the Audit Committee without management's presence to discuss internal accounting control, results of audits and financial reporting matters. Present members are J. P. Frazee, Jr. (Chairman), J. L. Ballesteros, H. Corless, H. M. Dean, A. L. Kelly and S. A. Penrose.

  The Executive Compensation Committee. The Executive Compensation Committee, composed of four non-employee directors, is responsible for (i) recommending to the Board the compensation to be paid to the Chief Executive Officer, (ii) approving compensation of corporate officers who are scheduled on matters related to executive compensation and (iii) administering the Company's Management Incentive Plan, stock option plans, Employee Stock Compensation Plan, and Performance Share Plan. Present members are H. G. Bernthal (Chairman), B. S. Kelly, F. A. Krehbiel and J. J. Shea. In 1998, this Committee met twice.

  The Board Affairs and Nominating Committee. The Board Affairs and Nominating Committee, composed of all the non-employee directors plus the Chairman, is responsible for reviewing the qualifications of possible directors to fill Board vacancies. Candidates for election to the Board submitted by shareholders will be considered by the Committee if sent to the Secretary with the candidate's qualifications. H. M. Dean is the Chairman of the Committee. The Board Affairs and Nominating Committee met once in 1998.

Director Compensation

  Compensation of non-employee directors of the Company consists of an annual retainer of $25,000 plus $1,000 for each Board meeting attended, 200 shares of Common Stock under the Non-Employee Directors Stock Compensation Plan, an additional $6,000 per year for membership on one or more Committees of the Board, and an additional fee of $6,000 per year to the Chairmen of the Audit Committee, Executive Compensation Committee and Board Affairs and Nominating Committee. Directors also receive options to purchase 4,000 shares of Common Stock under the Non-Employee Directors Stock Option Plan. Directors who are employees of the Company do not receive fees for service on the Board or any committees.

  A deferred compensation plan is available to all non-employee directors under which they may defer all or a part of their annual retainer and committee and attendance fees for any year and receive, generally following retirement or at such earlier time as the Board approves, the amount computed as set forth below, in five equal annual payments (or such other number of annual payments, not more than ten, as the Company elects). Deferred compensation accounts set up for directors who elect deferral are credited with the deferred amounts. These amounts are converted into share units based on the average of the month-end closing prices of the Company's Common Stock during the calendar year and credited with the dividend equivalents of the dividends a director would have received had the director owned shares of Common Stock equal to the share units in the director's account, also converted into share units on the same basis. At the end of the deferral period, units are converted into cash based on the average of the month-end closing prices of the Company's common stock during the year prior to or of payment.

  The Board has adopted a policy establishing the retirement date of each member of the Board to be the date of the Annual Meeting of Shareholders which next follows the earlier of either the date of retirement from employment by the Company or the date of the member's 70th birthday. Early retirement can be taken following the attainment of a non-employee director's 68th birthday. Such policy also provides that upon retirement from the Board, each non-employee director with at least five years of service on the Board shall be paid an annual amount equal to the annual retainer paid to non-employee directors multiplied by a factor, the numerator of which is the number of years of service on the Board, but not exceeding ten, and the denominator of which is ten, such annual payment to continue for the lifetime of the retired director. In 1993 the Board adopted a new retirement policy effective for all directors elected to the Board for the first time after October 1993. Directors who were elected to the Board prior to that date may choose to retire under the old policy or the new one. The new retirement policy also provides for payment of an amount equal to the annual retainer, multiplied by a fraction, the numerator of which is the number of years of service on the Board but not exceeding ten, and the denominator of which is ten, to be paid for a period not greater than ten years. However, under the new policy, should a director die prior to retirement or after retirement but before the ten year period has expired, the director's spouse shall receive 50% of the payment amount for the lesser of life or the remainder of the ten year period.

Non-employee Directors Stock Compensation Plan

  Under the Non-Employee Directors Stock Compensation Plan each director of the Company, after the Annual Shareholders Meeting, automatically receives 200 shares of Common Stock as part of the retainer paid for his or her services. Receipt of the stock may be deferred until retirement from the Board. If deferred, an account will be set up for the director containing one share unit for each share of Common Stock deferred. Whenever a dividend is declared by the Company, an amount equal to the amount of the dividend that would have been received had each share unit actually been a share of Common Stock shall be converted into share units based on the closing price on the New York Stock Exchange Composite Price Index for the date approved by the Board for payment of dividends on the Common Stock. Upon a director leaving the Board, the director shall receive shares of Common Stock equal to the whole number of share units in his or her account, plus cash in lieu of fractional shares.

Non-Employee Directors Stock Option Plan

  The Stock Option Plan for Non-Employee Directors (the "Directors Plan") provides for automatic grants of options to purchase 4,000 shares of the Common Stock to each non-employee director of the Company on the date of each Annual Meeting to May 1, 2000. The option price is the fair market value of the Common Stock on the date of grant. Payment for the exercise of options may be made in cash or in the shares of Common Stock that have been held by the director for at least six months. An optionee may elect to surrender an option and receive shares of Common Stock having a fair market value equal in value to the excess of the fair market value of the unpurchased shares over the option price of such shares.

  Each option extends for 10 years from the date of grant. Options terminate upon termination of service as a director, except that an optionee may exercise the option within five years following retirement under the Company's retirement policy for directors or termination of service as a director because of total and permanent disability. If the director dies while a director or within five years of retirement as a director, the option may be exercised within the longer of five years from the date of retirement or one year from the date of death by any person to whom the option passes by will or the laws of descent and distribution. For options granted before 1992, these exercise periods are three years. In all instances, however, the option must be exercised during the term of the grant.

Compensation of Executive Officers

  The following table sets forth certain information concerning the compensation earned by, awarded to or paid to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), for services rendered to the Company (the "Summary Compensation Table"):

                                  Annual                             Long-Term
                               Compensation                     Compensation Awards  Payouts
                              ------------------               --------------------- -------
                                                               Restricted Securities
                                                 Other Annual    Stock    Underlying  LTIP    All Other
        Name and              Salary      Bonus  Compensation  Award ($)   Options   Payouts Compensation
   Principal Position    Year   ($)        ($)       ($)          (c)        (#)     ($) (d)     ($)
   ------------------    ---- -------    ------- ------------  ---------- ---------- ------- ------------
E. J. Mooney............ 1998 572,917    128,906     9,291            0    234,100         0     6,422
 Chairman of the Board   1997 546,667    307,320    19,102            0    100,000   316,296    38,379
 and Chief Executive     1996 510,000    284,580     9,544            0     47,600         0    34,334
 Officer
S. D. Newlin............ 1998 286,796(a)  56,286    10,542(b)    62,000     84,100         0     2,968
 President               1997 447,518(a)  93,428    89,745(b)         0          0    96,861    17,538
                         1996 445,703(a)  88,526     3,126            0     15,800         0    15,935
W. S. Weeber............ 1998 334,892     85,196     2,270       62,000    111,800         0     3,754
 Vice Chairman and       1997 315,950    150,076     1,667            0          0   157,078    22,181
 Executive Vice          1996 302,200    142,427     1,428            0     22,200         0    20,345
 President,
 Operations Staff
G. M. Brannon........... 1998 430,453(a)  49,279   219,763(b)    62,000     68,500         0     2,612
 Group Vice President    1997 447,805(a)  64,226    46,434(b)         0          0    55,199    13,925
 and President,          1996 460,700(a)  44,258     4,311            0      7,200         0    12,131
 Industrial Division
W. E. Buchholz.......... 1998 260,083     48,375     3,363            0     75,900         0     2,915
 Senior Vice President   1997 248,158     82,091     4,357            0          0    71,343    17,422
 and Chief Financial     1996 227,900     64,108     3,067            0      9,100         0    15,343
 Officer
P. Dabringhausen........ 1998 304,032(a)  54,047     3,350            0     46,200         0     2,834
 Group Vice President,   1997 305,529(a)  96,316     6,827            0          0   102,229    18,425
 retired as of 12/98     1996 295,381(a)  92,555     3,067            0     16,700         0    16,885

--------
(a) A portion of this amount represents costs and allocations associated with overseas living expenses.
(b) Includes tax payments associated with overseas service.
(c) Based on the closing stock price of $31.00 per share of Common Stock on December 31, 1998, the restricted stock holdings and their market value at the end of 1998 for each named executive officer are: E.J. Mooney, 4,540 shares, $140,740; W. S. Weeber, 4,630 shares, $413,530; S.D. Newlin, 2,850 shares, $88,350; G. M. Brannon, 2,510 shares, $77,810. Dividends are paid on restricted common stock.
(d) Half of the amount is in the form of phantom common stock that vests in three years contingent on continued employment. Dividends are paid on the phantom stock.

Option Grants in Last Fiscal Year

  The following table provides information related to options to purchase Common Stock of the Company granted to the named executive officers during 1998.

                                                                    Potential Realizable
                                                                            Value
                                                                   at Assumed Annual Rates
                                                                       of Stock Price
                                                                        Appreciation
                                                                    for Option Terms ($)
                         Individual Grants (1)                               (2)
                         ---------------------                     -----------------------
                                    % of Total
                         Number of   Options
                         Securities Granted to Exercise
                         Underlying Employees  or Base
                          Options   in Fiscal   Price   Expiration
Name                      Granted      Year     ($/Sh)     Date    0%     5%        10%
----                     ---------- ---------- -------- ---------- --- --------- ---------
E. J. Mooney............  134,100      3.86    39.1563   2/19/2008   0 3,302,238 8,368,518
                          100,000      2.88    30.6563  12/16/2008   0 1,927,958 4,885,825
S. D. Newlin............   44,400      1.28    39.1563   2/19/2008   0 1,093,358 2,770,785
                           39,700      1.14    30.6563  12/16/2008   0   765,399 1,939,672
W. S. Weeber............   61,800      1.78    39.1563   2/19/2008   0 1,521,837 3,856,633
                           50,000      1.44    30.6563  12/16/2008   0   963,979 2,442,912
G. M. Brannon...........   39,300      1.13    39.1563   2/19/2008   0   967,770 2,452,519
                           29,200       .84    30.6563  12/16/2008   0   562,964 1,426,661
W. E. Buchholz..........   43,500      1.25    39.1563   2/19/2008   0 1,071,196 2,714,620
                           32,400       .93    30.6563  12/16/2008   0   624,658 1,583,007
P. Dabringhausen........   46,200      1.33    39.1563   2/19/2008   0 1,137,684 2,883,114

--------
(1) Options are always granted at fair market value on the date of grant. The options with the expiration date of 2/19/2008 vest one-third on the anniversaries of the date of grant for the following three years. The options with the expiration date of 12/16/2008 vested immediately when granted. Option holders may pay taxes owed upon exercise by having option shares withheld or by surrendering already owned shares.
(2) The dollar amounts under these columns are the difference between the option exercise price and market prices at the end of the option term assuming annual rates of stock price appreciation of 0%, 5% and 10%. At 5% or 10%, shareholder value would have increased by $1.62 billion or $4.10 billion, respectively, using an option exercise price of $39.1563. Using an exercise price of $30.6563, shareholder value would have increased by $1.27 billion or $3.21 billion at 5% or 10% stock price appreciation, respectively.

Aggregated Option Exercises in Last Fiscal Year and Year-end Option Values

  The following table provides information related to options exercised by the Named Executive Officers during 1998 and the number and value of options held at year-end.

                          Shares of
                           Common                Number of Shares of
                            Stock              Common Stock Underlying    Value of Unexercised
                          Acquired    Value    Unexercised Options at     In-The-Money Options
                         on Exercise Realized       Year-end (#)           at Year-end ($) (1)
Name                         (#)       ($)    Exercisable/Unexercisable Exercisable/Unexercisable
----                     ----------- -------- ------------------------- -------------------------
E. J. Mooney............        0          0       445,267/167,433              34,370/0
S. D. Newlin............        0          0        103,700/44,400              13,645/0
W. S. Weeber............        0          0        157,800/61,800              17,185/0
G. M. Brannon...........    3,100     48,641         61,300/39,300              10,036/0
W. E. Buchholz..........        0          0         75,200/43,500              11,136/0
P. Dabringhausen........        0          0              53,900/0                   0/0

--------
(1) Valued on the difference between $31.00 (the closing price on December 31, 1998) and the exercise price of the option.

Long-Term Incentive Plan Awards in Last Fiscal Year

  The following table covers long-term incentive contingent share units assigned to the Named Executive Officers during 1998.

                                                      Estimated Future Payouts
                                                               Under
                                                       Non-Stock Price Based
                                                               Plans
                                                      -------------------------
                            Number of
                            Shares of
                             Common     Performance
                             Stock,      or Other
                            Units or   Period Until
                              Other    Maturation or  Threshold Target  Maximum
Name                        Rights (#)    Payout         (#)     (#)      (#)
----                        ---------  -------------  --------- ------  -------
E. J. Mooney...............  11,086     1998/99/2000    6,652   11,086  13,303
S. D. Newlin...............   3,077     1998/99/2000    1,846    3,077   3,692
W. S. Weeber...............   4,758     1998/99/2000    2,855    4,758   5,710
G. M. Brannon..............   2,730     1998/99/2000    1,638    2,730   3,276
W. E. Buchholz.............   2,684     1998/99/2000    1,610    2,684   3,221
P. Dabringhausen...........   3,204     1998/99/2000    1,922    3,204   3,845

  Under the Performance Share Plan, a 6%, 10% and 12% compounded increase in diluted net earnings per share of Common Stock is required to earn threshold, target and maximum payouts, respectively. If earned, half of the awards are to be paid in cash at the end of the performance period in an amount based on the average Common Stock price during the last five trading days of the performance period, and the remaining awards are to be paid in Common Stock that vests three years after the end of the performance period contingent on continued employment. In the event of termination of employment due to death, disability, retirement or change in control, all unvested Common Stock already awarded shall vest immediately and shall be distributed to a participant or his or her beneficiary.

Retirement Income Plan and Supplemental Retirement Income Plan

  The following table sets forth the annual benefits payable, with respect to specified final average earnings and years of service categories, under the Company's Retirement Income Plan and Supplemental Retirement Income Plan (the "Plan"), before giving effect to any social security offset.

                              Pension Plan Table

                                             Years of Service
                               ------------------------------------------------
        Final Average
           Earnings               15        20        25        30        35
------------------------------ --------  --------  --------  --------  --------
$ 200,000.....................   63,600    84,800   106,000   121,900   137,800
  300,000.....................   95,400   127,200   159,000   182,850   206,700
  400,000.....................  127,200   169,600   212,000   243,800   275,600
  500,000.....................  159,000   212,000   265,000   304,750   344,500
  600,000.....................  190,800   254,400   318,000   365,750   413,400
  700,000.....................  222,600   296,800   371,000   426,650   482,300
  800,000.....................  254,400   339,200   424,000   487,600   551,200
  900,000.....................  286,200   381,600   477,000   548,550   620,100
1,000,000.....................  318,000   424,000   530,000   609,500   689,000

  The credited years of participation at December 31, 1998 for each individual named in the cash compensation table are: E.J. Mooney, 30; W.S. Weeber, 32; P. Dabringhausen, 29; S.D. Newlin, 23; G.M. Brannon, 23; W.E. Buchholz, 6. The credited earnings are approximately the same as the salary and bonus set forth in the summary compensation table.

  The Plan uses a final average earnings formula based on the average annualized pay for the highest paid 48 months during the last 120 months before retirement. In general, the annual retirement income in the 10-year certain form of settlement at normal retirement date will be equal to 2% of "final average earnings" for each of the first 25 years of Plan participation plus 1.5% of "final average earnings" for each year over 25 years, less a prorated offset not to exceed 50% of the primary social security benefit at age 62, depending on years of Plan participation.

  The Company has entered into agreements with its officers, including those listed in the summary Compensation Table, to restore any benefits under the Retirement Income Plan, the Profit Sharing, Investment and Pay Deferral Plan and Employee Stock Ownership Plan ("ESOP") reduced by the Employee Retirement Income Security Act of 1974 and the Revenue Reconciliation Act of 1993. Any reductions in benefits will first be made in Retirement Plan accounts and then if necessary in the Profit Sharing, Investment and Pay Deferral Plan and ESOP accounts. Under these agreements, the Company also agrees to pay to the beneficiary of each executive officer an amount equal to one year's salary in the event of death.

Material Contracts and Agreements

  Key Executive Agreements. The Company has previously entered into a key executive agreement (each, a "Key Agreement") with its Chief Executive Officer and each of its other executive officers. According to the terms of the Key Agreements, the Company has agreed to continue the employment of each executive for a period of three years (the "Employment Period") following a change in control of the Company (such employment to be in the same capacity in which the executive was previously employed immediately prior to such change in control). The Key Agreements provide that, during the Employment Period, each executive will (i) receive compensation that is comparable to the compensation the executive received prior to the change in control of the Company, and (ii) remain eligible for bonuses, incentive compensation and other benefits which are at least comparable to what the executive was receiving prior to the change in control. In the event of any of the following after a change in control (a) a termination of the executive's employment for any reason other than "cause" (defined as a willful and material breach of the Key Agreements), (b) the executive's death or disability, (c) the resignation by the executive of his employment following a significant change in the nature or scope of his or her duties, (d) a reduction in his or her compensation, (e) a breach of the Key Agreements by the Company, or (f) a resignation of the executive for any reason, within 90 days following the first anniversary of the change in control (any of a-f, a "Termination"), the executive will be paid an aggregate lump sum amount equal to anticipated salary, bonuses and incentives for the remainder of the Employment Period, and will be entitled to benefits that would have accrued to the executive during such period (including those under profit sharing, ESOP, pension, stock option and long term incentive arrangements and welfare and insurance plans).

  The Key Agreements also contain covenants that prohibit the executives from competing against the Company or from divulging confidential information during the Employment Period, provided that the non-competition covenant will not apply in the event of a Termination of the executive. The Key Agreements provide for a full golden parachute excise tax gross-up by the Company.

  The Company will pay any expenses associated with the enforcement by an executive of his or her rights under a Key Agreement, and the Company has agreed to secure its obligations under such agreements by an irrevocable letter of credit for the benefit of the executives. In December 1997, the Board approved a new form of Key Executive Agreement (each, a "New Key Agreement") that was offered to officers whose election was effective after December 31, 1997. The New Key Agreements only become effective if an officer terminates his or her employment during a specified three month period within one year following a change of control of the Company. The New Key Agreements also provide that anticipated salary increases and long-term incentive grants will not be used in the calculation of any lump sum payment amount that may be paid to an executive as a result of the termination of the executive's employment.

  Death Benefit Agreements. The Company has also entered into Death Benefit Agreements ("Benefit Agreements") with those individuals listed in the summary compensation table, as an inducement to continue in the Company's employ and to provide the benefit of his or her advice after his or her retirement. Each Benefit Agreement provides for payment by the Company to the executive's beneficiaries of an amount equal to the executive's base annual salary as of his or her last day of work, if the executive dies (a) while employed by the Company and covered by a Benefit Agreement, or (b) any time after retirement and before reaching age 62 if a Benefit Agreement was in effect at retirement.

  The Company will pay a benefit equal to twice the executive's base annual salary as of his or her last day of work to the executive's beneficiaries if the executive dies after retirement and after reaching age 62 if a Benefit Agreement was in effect at the time of retirement. Payments under these Benefit Agreements will be made by the Company from its general funds. It is not necessary for a named executive officer to provide consulting services to the Company after retirement to be awarded benefits under the Benefit Agreement.

  Benefit Protection Trusts. Four trust funds (the "Trusts") have been established to assist in accumulating the amounts necessary to satisfy the Company's contractual liabilities under the non-qualified benefit plans described herein, including the deferred compensation plan for directors. However, the Company shall remain primarily liable under the plans to pay benefits, and the Trusts' assets shall remain subject to the claims of the Company's general creditors.

  The Company may fund the Trusts at any time, but shall, no later than three business days after a change in control of the Company, fund the Trusts in an amount which at least equals the present value of all of the unpaid benefits under the Trusts. To determine this value, the actuarial assumptions stated in the Retirement Income Plan in effect on the first day of the Plan year in which a change in control occurs will be used. A Trust beneficiary's benefit under a plan shall be based on his or her service and compensation at the time of the change in control.

  Change in Control. "Change in control" as used in the plans and agreements discussed herein generally means: (a) a merger, consolidation, reorganization or sale of all or substantially all of the Company's business or assets if less than 80% of the outstanding voting securities or other capital interests in the surviving or acquiring company is owned in the aggregate by the shareholders of the Company immediately prior thereto; (b) the reported acquisition by any person or group or beneficial ownership of 20% or more of the outstanding voting securities of the Company; or (c) a change during any two-year period in a majority of the Board not approved by at least two-thirds of the prior directors.

Report of the Executive Compensation Committee

  The Executive Compensation Committee ("Committee") of the Company is comprised entirely of non-employee directors. The Committee is responsible for establishing and administering the Company's compensation policies. The following report relates to compensation currently payable to the Company's executive officers, including the Named Executive Officers:

 Components of Compensation

  There are five components to compensation payable to the Company's executive officers: (1) base salary; (2) the Management Incentive Plan; (3) the Performance Share Plan; (4) options to purchase Common Stock; and (5) restricted stock grants.

 Compensation Policies

  The Committee tries to focus the executive compensation program to strengthen the overall performance of the Company by integrating short-term and long-term performance goals. PSP (as defined below) long-term objective goals are based 100% on earnings performance. Once awards are made under an annual or long-term incentive plan, the Committee has no discretion to adjust them.

  The Committee believes that compensating executives by means of stock and stock options leads to maximization of shareholder value over the long term. The Company's ongoing stock option program is intended to align the interests of executives and managers with those of the Company's shareholders and encourage efforts that enhance the Company's earnings per share and stock price. The Committee does not consider outstanding stock options when awarding current stock options.

 Compensation Payable to Executive Officers

  Base Salaries. A base salary is kept competitive by utilizing various surveys provided or published by independent consultants from time to time. In addition, during the past year and a half a comprehensive executive compensation survey was conducted with an outside consultant comparing the Company to a peer group of companies. Approximately half of these companies in the consultant's database match the peer group companies in the performance graph. Various size and performance measures, including return on equity, assets, sales and capital, are used to compare survey companies to the Company and to judge the appropriateness of compensation comparisons. However, in setting salaries, the primary emphasis is on the Company's sales, earnings and earnings per share, as well as the individual executive's yearly performance and contribution to the Company's overall performance. Base salaries for 1998 were set in February, 1998, after 1997 earnings were available and achievement of plans and personal goals, as well as adherence to expense budgets, could be calculated. In 1997, earnings from continuing operations increased by 12%, while corresponding earnings per share increased by 13%. Salary increases for executive officers for 1998 averaged 6.6% including promotions, 5.1% excluding promotions.

  Management Incentive Plan. The Management Incentive Plan ("MIP") is an annual incentive plan that provides cash compensation based on the achievement of goals set by the Committee for the Company and the individuals that are approved by the Board for participation. For 1998, there were corporate performance goals for increases in sales and earnings and for strategic management performance, including adherence to expense budgets. The individual management performance goals are subjective and were set for each executive, depending on his or her particular responsibilities and strategic objectives for the year. For the MIP, sales, earnings and individual goals are weighted at 37.5%, 37.5% and 25%, respectively. The earnings threshold was not met in 1998, so no payout was made on the earnings goals. About 60% of the portion of the target award related to sales was earned in 1998.

  Performance Share Plan. The Performance Share Plan ("PSP") provides for awards based on long-term, per-share earnings goals of the Company that are approved by the Board. Awards, if earned, will be paid out in the Company's Common Stock and/or cash based upon the Company's achievement of at least a threshold compounded increase in diluted net earnings per share during a three-year performance period. This plan provides for a threshold and maximum amount below and above the respective target amounts. For the three-year performance period ended in December, 1998, earnings goals were not met, and no contingent performance shares were earned for this period. The Committee granted awards for the 1998/1999/2000 PSP cycle. A 6%, 10% and 12% compounded annual increase in diluted earnings per share is required to earn threshold, target and maximum payouts, respectively, for this cycle. The size of initial awards to executive officers and the CEO is determined by the Committee after careful consideration of past performance and future performance goals.

  Options to Purchase Common Stock. Options to purchase Common Stock are awarded from time to time. The Committee utilizes an outside consulting firm to provide comparative data upon which the Committee bases the grant amounts, taking into consideration individual positions and performance. Grants are intended to be competitive and provide long-term incentive motivation. Option prices are based on fair market value as of the grant date and the value of any particular option depends on the Common Stock price at the time of option exercise. Two separate grants were made to all executive officers in 1998. The first grant in February, at an option price of $39.1563 per share, vests over a three-year period. The second grant in December at $30.6563 per share vested on that date.

  Restricted Stock Grants. Restricted stock grants are sometimes used as an extra incentive to keep highly valued executives with the Company and to increase the amount of their compensation tied to stock price performance. Three executive officers were given restricted stock grants in December, 1998 to vest in three years.

Chief Executive Officer Compensation

  The pay-for-performance philosophy of the Company's total compensation program outlined above also applies to Mr. E. J. Mooney, Nalco's Chief Executive Officer.

  In 1997, Nalco sales were up to 10% over 1996 and earnings per share from continuing operations were up 13%. There was a 12% return to shareholders in 1997, including a 10% increase in share price, plus dividends. Because of this and the effectiveness of Mr. Mooney's performance during the year, the Committee approved a 4.5% increase in his base salary effective February, 1998.

  The 1998 MIP award was based on achievement of corporate performance goals for sales and earnings. The target award related to earnings was not met resulting in zero payout for that portion of the target award. Approximately 94% of the sales goal was met, resulting in a 60% payout for that portion of the target award. The combination of sales and earnings achievement resulted in Mr. Mooney earning 30% of his overall target award. The MIP award paid to Mr. Mooney was significantly below the target amount and below last year's award. The total MIP payment Mr. Mooney received for 1998 was $128,906 vs. $307,320 in 1997.

  The PSP earnings goals were not met for the 1996/97/98 cycle. As a result, Mr. Mooney earned no performance shares for this period.

  Potentially, 60% to 70% of Mr. Mooney's annual compensation can come from performance related compensation plans such as the MIP and PSP. Because the 1998 MIP payout was significantly below the target level, and no performance shares were earned under the 1996/97/98 PSP award, 18% of Mr. Mooney's 1998 cash compensation was based on performance related plans.

  Mr. Mooney received a stock option grant for 134,100 shares in February, 1998 with an exercise price of $39.1563 per share. These options vest over a three-year period. Mr. Mooney also received a stock option grant for 100,000 shares in December 1998. This grant has an exercise price of $30.6563 and vested at that time. The exercise price of both grants was set at the fair market value of the Common Stock on the date of grant. The Committee believes that Mr. Mooney's performance was deserving of the grants, and at the same time wants to tie more of his compensation to stock performance and shareholder value.

           COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

  There were no compensation committee interlocks or insiders participation during 1998.

                         STOCK PRICE PERFORMANCE GRAPH

  The graph below compares cumulative total return of the Company, the S&P 500 Index and the Specialty Chemicals Value Line Index (dividends reinvested). The graph assumes $100 was invested on December 31, 1993 in Nalco common stock, the S&P 500 index and the Specialty Chemical Value Line Index.

                                    [GRAPH]


                                                             Specialty Chemicals
                                              Nalco  S&P 500  Value Line Index
                                              ------ ------- -------------------
      1993...................................    100    100           100
      1994...................................  91.86 101.32         98.77
      1995...................................  85.02  139.4        121.89
      1996................................... 105.06  171.4        137.92
      1997...................................  118.1 228.59        156.07
      1998...................................  95.25 293.91        136.26

                            SECTION 16(a) REPORTING

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and Executive Officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive Officers, Directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

  To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, Executive Officers, Directors and greater than ten percent beneficial owners timely filed all required reports under
Section 16(a).

                                                                         ANNEX 2

                         [LETTERHEAD OF GOLDMAN SACHS]


June 28, 1999

Board of Directors
Nalco Chemical Company, Inc.
One Nalco Center
Naperville, Illinois 60563-1198

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $0.1875 per share (the "Shares"), of Nalco Chemical Company, Inc. (the "Company") of the $53.00 per Share in cash proposed to be paid by Suez Lyonnaise de Eaux ("Suez") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of June 27, 1999, among Suez, H2O Acquisition Co. ("H2O"), a wholly-owned subsidiary of Suez, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which H2O will pay $53.00 in cash per Share for each Share accepted. The Agreement further provides that following completion of the Tender Offer, H2O will be merged with and into the Company (the "Merger") and each outstanding Share (other than Excluded Shares, as defined in the Agreement) will be converted into the right to receive $53.00 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Suez from time to time, including acting as its financial advisor in connection with entering into an agreement to acquire Calgon Corporation, a subsidiary of Imetal SA, announced on June 15, 1999. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Suez for its own account and for the accounts of customers. Goldman, Sachs & Co. may provide investment banking services to Suez and its subsidiaries in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1998; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the specialty and hybrid chemicals industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with, or how any holder of Shares should vote with respect to, such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $53.00 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
-------------------------------------
GOLDMAN, SACHS & CO.